UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Instil Bio, Inc.
 (Name of Issuer)

Common Stock, par value $0.000001 per share
 (Title of Class of Securities)

45783C101
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 45783C101	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,478,790

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,478,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,478,790

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.: 45783C101	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
52,000 (1)

	8	SHARED VOTING POWER
8,478,790

	9	SOLE DISPOSITIVE POWER
52,000 (1)

	10	SHARED DISPOSITIVE POWER
8,530,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,530,790

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 52,000 Shares (as defined herein) that are obtainable upon exercise of options granted to the Reporting Person, of which options to acquire 2,889 Shares are currently exercisable or exercisable within the next 60 days.

SCHEDULE 13D
CUSIP No.: 45783C101	Page 4 of 8 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, $0.000001 par value per share (the “Shares”), of Instil Bio, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 3963 Maple Avenue, Suite 350, Dallas, Texas.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	CPMG, Inc. (“CPMG”); and
2.	R. Kent McGaughy, Jr.

This Schedule 13D relates to Shares held for the account of Ibisbill, LP (“Ibisbill”), for which CPMG is the general partner and investment manager.  Mr. McGaughy is the sole shareholder and Managing Director of CPMG.

The address of the principal business office of each of CPMG and Mr. McGaughy is 2000 McKinney Ave, Suite 2125, Dallas, Texas 75201.

CPMG is a Texas corporation and Mr. McGaughy is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 30, 2020, pursuant to the Series B Preferred Stock Purchase Agreement, Ibisbill purchased 5,895,507 shares of Series B Preferred Stock of the Company for a cash purchase price of $28,999,998.94.  On December 30, 2020, pursuant to a the Series C Preferred Stock Purchase Agreement, Ibisbill purchased 795,152 shares of Series C Preferred Stock for a cash purchase price of $9,999,990.59.  Each share of Series B Preferred Stock and Series C Preferred Stock was initially convertible at any time at the option of the holder, without payment of additional consideration, into Shares on a 1 for 1 basis, and had no expiration date.

On March 12, 2021, in connection with the Company's initial public offering ("IPO"), the Company filed an amendment to its Certificate of Incorporation to effect a 1.2-for-1 forward split of its common stock, with appropriate adjustments made to the conversion prices of each series of the Company's preferred stock.

Upon closing of the IPO on March 23, 2021, each share of Series B Preferred Stock and Series C Preferred Stock automatically converted into Shares for no additional consideration, on a 1.2-for-1 basis.  Accordingly, the 5,895,507 shares of Series B Preferred Stock converted into 7,074,608 Shares and the 795,152 shares of Series C Preferred Stock converted into 954,182 Shares.

In addition, Ibisbill purchased 450,000 Shares in the IPO, at a purchase price of $20 per Share, for an aggregate purchase price of $9,000,000.

Also in connection with the IPO, on March 18, 2021, Mr. McGaughy was awarded stock options to purchase 52,000 Shares at a strike price of $20 per Share.  These stock options vest in 36 equal monthly installments commencing on April 18, 2021, subject to Mr. McGaughy’s continued service as director of the Company through each vesting date, and expire on March 18, 2031.

SCHEDULE 13D
CUSIP No.: 45783C101	Page 5 of 8 Pages
Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Mr. McGaughy is member of the Company’s board of directors, a position he has held since June 2020.

The Reporting Persons acquired and hold the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, CPMG may be deemed to be the beneficial owner of 8,478,790 Shares (approximately 6.6% of the total number of Shares outstanding) held for the account of Ibisbill.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 8,530,790 Shares (approximately 6.7% of the total number of Shares outstanding). This amount includes 8,478,790 Shares held for the account of Ibisbill and 52,000 Shares obtainable upon exercise of options granted to Mr. McGaughy.

The 52,000 options granted to Mr. McGaughy will vest in 36 equal monthly installments commencing on April 18, 2021, subject to Mr. McGaughy’s continued service as a director through the vesting date.  Accordingly, options to acquire 2,889 Shares are currently exercisable or exercisable within the next 60 days.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on (1) 128,212,253 Shares outstanding upon closing of the IPO on March 23, 2021, as reported in the Issuer's prospectus on Form 424B4 dated March 18, 2021 and press release announcing closing of the IPO on March 23, 2021, and, for Mr. McGaughy, (2) the 52,000 Shares Mr. McGaughy has the right to acquire upon exercise of options.

(c) The responses to Item 3 and Item 4 are incorporated by reference herein.  Except for transactions reported herein, there have been no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) Certain persons identified in Items 2 and 4 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D
CUSIP No.: 45783C101	Page 6 of 8 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Investors’ Rights Agreement

Ibisbill and certain other Company shareholders (the “Parties”) are party to a Second Amended and Restated Investors’ Rights Agreement dated December 30, 2020 (the “Investors’ Rights Agreement”) with the Company. Pursuant to the Investors’ Rights Agreement, the Parties have been given certain registration rights, including demand, piggyback and Form S-3 registration rights (subject to certain limitations and the expiration, waiver or termination of the lock-up agreements, described below) with respect to the Shares then held by them and the Shares issued to them upon conversion of the Company’s convertible preferred stock in connection with the IPO (collectively, the “Registrable Securities”).  Subject to certain limitations, the Company is required to pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations.  The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.  The registration rights granted under the Investors’ Rights Agreement will terminate with respect to any particular stockholder upon the earlier of (a) the closing of a deemed liquidation event, as defined in the Company’s certificate of incorporation, (b) with respect to each stockholder, at such time such stockholder is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during a three-month period without registration and (c) the fifth anniversary of the closing of the IPO.

In connection with the IPO, certain parties, including Ibisbill, agreed to waive their registration rights and notice rights under the Investors’ Rights Agreement (the “Waiver Agreement”) solely with respect to the sale of Shares in the IPO pursuant to the registration statement on Form S-1 filed by the Company as File Number 333-253620.

Lock-Up Agreements

The Company, its executive officers and directors (including Mr. McGaughy) and substantially all of the holders of Company Shares outstanding on the date of the IPO prospectus (including Ibisbill) entered into lock-up agreements with the underwriters (“Lock-Up Agreements”) or otherwise agreed, subject to certain exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any Shares, any options or warrants to purchase Shares, or any securities convertible into, or exchangeable for or that represent the right to receive Shares, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC for a period of 180 days from the date of the IPO prospectus.

In addition to the restrictions contained in the Lock-Up Agreements described above, pursuant to the Investors’ Rights Agreement (described above), the Company entered into an agreement with the holders of the Company’s convertible preferred stock (including Ibisbill) that contains market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any Registrable Securities for a period of 180 days following the date of the IPO prospectus.

Indemnification Agreements

The Company has entered into indemnification agreements (“Indemnification Agreements”) with its directors (including Mr. McGaughy) and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law.

SCHEDULE 13D
CUSIP No.: 45783C101	Page 7 of 8 Pages
The summaries contained herein of the Investors’ Rights Agreement, Lock-Up Agreements and Indemnification Agreements do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits B, C and D, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:          Joint Filing Agreement

Exhibit B:          Second Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1 filed by the Company as File Number 333-253620)

Exhibit C:          Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement on Form S-1 filed by the Company as File Number 333-253620)

Exhibit D:          Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.5 to the registration statement on Form S-1 filed by the Company as File Number 333-253620)

SCHEDULE 13D
CUSIP No.: 45783C101	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

April 1, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).